Exhibit 99.1

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This announcement is not for release, publication, distribution, directly or indirectly, in or into the United States (including its territories and possessions, any state of the United States and the District of Columbia) or any other jurisdiction where such distribution is prohibited by law.

This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States or in any other jurisdiction. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. Any public offering of our securities to be made in the United States will be made by means of a prospectus that may be obtained from the relevant underwriters and that will contain detailed information about us.

XPeng Inc.

小 鵬 汽 車 有 限 公 司 *

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9868)

VOLUNTARY ANNOUNCEMENT

INITIAL CLOSING OF THE ACQUISITION OF

DIDI’S SMART AUTO DEVELOPMENT BUSINESS ASSETS

AND THE ISSUE OF INITIAL CONSIDERATION SHARES

Reference is made to the announcement of XPeng Inc. (the “Company”) dated 28 August 2023 (the “Announcement”) in relation to, among others, (i) the formation of strategic cooperation with DiDi with respect to the smart auto development business conducted by DiDi Group and (ii) the acqusition of the entire issued share capital of the Target. Unless otherwise defined, capitalised terms used in this announcement shall have the same meaning as defined in the Announcement.

INITIAL CLOSING OF THE ACQUISITION

The Board is pleased to announce that the Initial Closing took place on 13 November 2023.

Following the Initial Closing, each member of the Target Group has become a wholly-owned subsidiary of the Company and the financial results of the Target Group will be consolidated into the consolidated financial statements of the Group.

Pursuant to the Share Purchase Agreement, the Company allotted and issued 58,164,217 Class A ordinary shares as the Initial Consideration Shares to DiDi, representing approximately 3.25% of the issued and outstanding share capital of the Company as enlarged by the allotment and issue of the Initial Consideration Shares.

EFFECT ON THE SHARE CAPITAL STRUCTURE

Immediately following the Initial Closing, the share capital structure of the Company is set out as follows:

	Immediately prior to the Initial Closing			Immediately following the Initial Closing
	Number of shares		Approximate percentage of number of shares in issue and outstanding	Number of shares		Approximate percentage of number of shares in issue and outstanding
Class A ordinary shares:
DiDi	0		0.00	58,164,217		3.25
Other Shareholders	1,384,404,101	(Note)	79.88	1,384,404,101	(Note)	77.29

Sub-total	1,384,404,101	(Note)	79.88	1,442,568,318	(Note)	80.53

Class B ordinary shares:	348,708,257		20.12	348,708,257		19.47

Total	1,733,112,358		100.00	1,791,276,575		100.00

Note:

Excluding 9,052 Class A ordinary shares issued to the Company’s depository bank for bulk issuance of ADSs and reserved for future issuance upon the exercise or vesting of awards granted under the Company’s 2019 Equity Incentive Plan as of the date of this announcement.

By order of the Board XPeng Inc. Xiaopeng He Chairman

Hong Kong, 13 November 2023

As at the date of this announcement, the board of directors of the Company comprises Mr. Xiaopeng He as an executive Director, Mr. Yingjie Chen, Mr. Ji-Xun Foo and Mr. Fei Yang as non-executive Directors, and Mr. Donghao Yang, Ms. Fang Qu and Mr. HongJiang Zhang as independent non-executive Directors.

*	For identification purpose only

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